Exhibit 99.1

Magic Delivers Record-Breaking Revenues of $72 Million for the Third Quarter of 2018 with 10% Year over Year Growth

Operating income increased 9% year over year to $7.7 million; Non-GAAP operating income increased 10% to a record-breaking $10.0 million; EPS increased by 11% and 17% on a GAAP and non-GAAP basis, respectively

Or Yehuda, Israel, November 13, 2018 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms solutions and IT consulting services, announced today its financial results for the third quarter and nine months ended September 30, 2018.

Financial Highlights for the Third Quarter Ended September 30, 2018

• Revenues for the third quarter increased 10% to a record-breaking $72.1 million compared to $65.7 million in the same period last year.

• Operating income for the third quarter increased 9% to $7.7 million compared to $7.1 million in the same period last year.

• Non-GAAP operating income for the third quarter increased 10% to a record-breaking $10.0 million compared to $9.1 million in the same period last year.

• Net income attributable to Magic's shareholders for the third quarter increased 33% to $5.0 million, or $0.10 per fully diluted share, compared to $3.8 million, or $0.09 per fully diluted share in the same period last year.

• Non-GAAP net income attributable to Magic's shareholders for the third quarter increased 30% to $6.8 million, or $0.14 per fully diluted share, compared to $5.2 million, or $0.12 per fully diluted share, in the same period last year.

• On July 12, 2018, Magic issued 4,268,293 of its ordinary shares at a price of $8.20 per share in a private placement, for net proceeds of approximately $34.5 million to Israeli institutional investors and to its controlling shareholder, Formula Systems (1985) Ltd.

Financial Highlights for the Nine-Month Period Ended September 30, 2018

• Revenues for the first nine months of 2018 increased 11% to $212.1 million compared to $191.9 million in the same period last year.

• Operating income for the first nine months increased 18% to $23.3 million compared to $19.8 million in the same period last year.

• Non-GAAP operating income for the first nine months of 2018 increased 12% to $29.5 million compared to $26.4 million in the same period last year.

• Net income attributable to Magic's shareholders for the first nine months increased 32% to $15.3 million, or $0.33 per fully diluted share, compared to $11.6 million, or $0.26 per fully diluted share in the same period last year.

• Non-GAAP net income attributable to Magic's shareholders for the first nine months increased 19% to $19.9 million, or $0.43 per fully diluted share, compared to $16.7 million, or $0.38 per fully diluted share, in the same period last year.

• Cash flow from operating activities for the first nine months of 2018 amounted to $20.3 million compared to $16.7 million in the same period last year.

• As of September 30, 2018, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities, offset by financial liabilities, amounted to $86.1 million.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“We are pleased, once again, to report record-breaking results, with quarterly revenues of $72 million and non-GAAP operating income of $10.0 million reflecting a year over year increase of 10% on both accounts. Our strong performance based on organic growth reflects the solid demand for our software solutions and professional services which serve to help our customers on their digital transformation journey. We continue working towards building closer client relationships, investing in those relationships, and building a strong foundation for growth.

“We concluded this quarter with a successful private placement of $35 million, testament to our investors’ continued confidence in Magic, demonstrating that we are well-positioned to increase value for our shareholders and clients organically and through mergers and acquisitions and we look forward to ending the year with even more positive results.”

Conference Call Details

Magic’s management will host a conference call on Tuesday, November 13, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-407-2553

UK: 0-800-917-5108

ISRAEL: 03-918-0610

ALL OTHERS: +972-3-918-0610

For those unable to join the live call, a replay of the call will be available for three months, under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic's financial condition and results of operations. Magic's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

• Amortization of purchased intangible assets and other related costs;

• In-process research and development capitalization and amortization;

• Equity-based compensation expenses;

• The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

• Change in valuation of contingent consideration related to acquisitions;

• Change in value of put options of redeemable non-controlling interests.

• Change in deferred tax assets on carry forward tax losses.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," “look forward”, "expect," "believe" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Danielle Dikman | Legal Assistant

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	Unaudited		Unaudited
Revenues	$72,135	$65,661	$212,082	$191,901
Cost of Revenues	50,626	44,327	145,354	130,106
Gross profit	21,509	21,334	66,728	61,795
Research and development, net	1,281	1,669	4,399	5,192
Selling, marketing and general and administrative expenses	12,521	12,569	39,071	36,828
Total operating costs and expenses	13,802	14,238	43,470	42,020
Operating income	7,707	7,096	23,258	19,775
Financial income (expenses), net	(286)	(343)	161	(1,165)
Income before taxes on income	7,421	6,753	23,419	18,610
Taxes on income	1,475	2,133	4,885	4,967
Net income	$5,946	$4,620	$18,534	$13,643
Net income attributable to redeemable non-controlling interests	(588)	(772)	(2,005)	(1,644)
Net income attributable to non-controlling interests	(313)	(49)	(1,186)	(353)
Net income attributable to Magic's shareholders	$5,045	$3,799	$15,343	$11,646

Net earnings per share
Basic	$0.10	$0.09	$0.33	$0.26
Diluted	$0.10	$0.09	$0.33	$0.26

Weighted average number of shares used in computing net earnings per share

Basic	48,799	44,450	45,926	44,423
		.
Diluted	48,959	44,609	46,075	44,587

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Nine months ended
	September 30,				September 30,
	2018		2017		2018		2017
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$72,135	100%	$65,661	100%	$212,082	100%	$191,901	100%
Gross profit	22,945	31.8%	22,794	34.7%	70,954	33.5%	66,429	34.6%
Operating income	9,967	13.8%	9,069	13.8%	29,494	13.9%	26,428	13.8%
Net income attributable to Magic's shareholders	6,791	9.4%	5,227	8.0%	19,942	9.4%	16,705	8.7%

Basic earnings per share	$0.14		$0.12		$0.43		$0.38
Diluted earnings per share	$0.14		$0.12		$0.43		$0.38

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	Unaudited		Unaudited

GAAP gross profit	$21,509	$21,334	$66,728	$61,795
Amortization of capitalized software and acquired technology	1,306	1,307	3,834	4,142
Amortization of other intangible assets	130	152	390	486
Stock-based compensation	-	1	2	6
Non-GAAP gross profit	$22,945	$22,794	$70,954	$66,429

GAAP operating income	$7,707	$7,096	$23,258	$19,775
Gross profit adjustments	1,436	1,460	4,226	4,634
Amortization of other intangible assets	1,441	1,698	4,374	4,876
Increase in valuation of contingent consideration
related to acquisitions	-	(380)	140	64
Capitalization of software development	(809)	(813)	(2,702)	(2,953)
Stock-based compensation	192	8	198	32
Non-GAAP operating income	$9,967	$9,069	$29,494	$26,428

GAAP net income attributable to Magic's shareholders	$5,045	$3,799	$15,343	$11,646
Operating income adjustments	2,260	1,973	6,236	6,653
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(341)	(627)	(1,072)	(1,392)
Deferred taxes on the above items	(173)	82	(565)	(202)
Non-GAAP net income attributable to Magic's shareholders	$6,791	$5,227	$19,942	$16,705

Non-GAAP basic net earnings per share	$0.14	$0.12	$0.43	$0.38
Weighted average number of shares used in computing basic net earnings per share	48,799	44,450	45,926	44,423

Non-GAAP diluted net earnings per share	$0.14	$0.12	$0.43	$0.38
Weighted average number of shares used in computing diluted net earnings per share	48,971	44,610	46,079	44,589

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	September 30,	December 31,
	2018	2017
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$106,757	$76,076
Short-term bank deposits	-	732
Marketable securities	11,919	14,138
Trade receivables, net	83,412	82,051
Other accounts receivable and prepaid expenses	11,268	8,643
Total current assets	213,356	181,640

LONG-TERM RECEIVABLES:
Severance pay fund	3,174	3,226
Deferred tax assets	2,336	2,990
Other long-term receivables	5,891	2,015
Total long-term receivables	11,401	8,231

PROPERTY AND EQUIPMENT, NET	3,132	3,468
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	140,155	149,200

TOTAL ASSETS	$368,044	$342,539

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$8,877	$9,771
Trade payables	13,737	12,185
Accrued expenses and other accounts payable	23,994	27,789
Liabilities due to acquisition activities	1,062	3,906
Deferred revenues and customer advances	6,938	5,586
Total current liabilities	54,608	59,237

NON-CURRENT LIABILITIES:
Long-term debt	25,204	27,814
Deferred tax liability	10,801	11,331
Long-term liabilities due to acquisition activities	208	581
Accrued severance pay	3,903	4,174
Total non-current liabilities	40,116	43,900

REDEEMABLE NON-CONTROLLING INTERESTS	25,863	25,839

EQUITY:
Magic Software Enterprises equity	243,229	210,281
Non-controlling interests	4,228	3,282
Total equity	247,457	213,563

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$368,044	$342,539

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the nine months ended September 30,
	2018	2017
	Unaudited

Cash flows from operating activities:

Net income	$18,534	$13,643
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,501	10,308
Stock-based compensation	200	39
Amortization of marketable securities premium and accretion of discount	165	154
Gains reclassified into earnings from marketable securities	-	(106)
Increase in trade receivables, net	(3,328)	(11,568)
Increase in other long-term and short-term accounts receivable and prepaid expenses	(5,107)	(1,279)
Increase (decrease) in trade payables	1,822	(535)
Change in value of loans	(1,274)	3,068
Increase (decrease) in accrued expenses and other accounts payable	(2,226)	1,083
Increase in deferred revenues	1,641	2,658
Change in deferred taxes, net	349	(723)
Net cash provided by operating activities	20,277	16,742

Cash flows from investing activities:

Capitalized software development costs	(2,702)	(2,953)
Purchase of property and equipment	(615)	(1,177)
Cash paid in conjunction with acquisitions, net of acquired cash	(3,545)	(5,819)
Proceeds from maturity of marketable securities	2,000	3,225
Investment in marketable securities and short-term bank deposits	(760)	(2,615)
Short-term loan to a related-party	-	1,183
Net cash used in investing activities	(5,622)	(8,156)

Cash flows from financing activities:

Proceeds from exercise of options by employees	238	427
Issuance of ordinary shares, net	34,569	-
Dividend paid	(13,541)	(9,360)
Dividend paid to non-controlling interests	(69)	(570)
Dividend paid to redeemable non-controlling interests	(2,074)	(2,886)
Change in short-term and long-term loan from banks, net	(1,938)	3,512
Net cash provided by (used in) financing activities	17,185	(8,877)

Effect of exchange rate changes on cash and cash equivalents	(1,159)	2,148

Increase in cash and cash equivalents	30,681	1,857
Cash and cash equivalents at the beginning of the year	76,076	75,314
Cash and cash equivalents at the end of the period	$106,757	$77,171